SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)*

CLEARWIRE CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
18538Q 105
(CUSIP Number)
Michael J. Egan
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 572-4600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
cc:

David L. Caplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064	Arthur J. Steinhauer, Esq. Sabin, Bermant & Gould LLP Four Times Square New York, New York 10036

David J. Segre Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304	Ryan J. York Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, Washington 98101
November 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.11
EX-99.12

CUSIP NO.	18538Q 105	13D	Page	2	of	38	Pages

1.	NAME OF REPORTING PERSON: Sprint Nextel Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Kansas

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		531,724,348*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

531,724,348*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

531,724,348*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

68.6%*

14.	TYPE OF REPORTING PERSON:

HC
* See discussion in Items 4 through 6 of the Statement on Schedule 13D filed on December 5, 2008 (the “Schedule 13D”). As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment No. 4 to Statement on Schedule 13D (the “Amendment”) nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	3	of	38	Pages

1.	NAME OF REPORTING PERSON: Sprint HoldCo, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		531,724,348*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

531,724,348*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

531,724,348*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

68.6%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	4	of	38	Pages

1.	NAME OF REPORTING PERSON: Comcast Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		88,504,132*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

88,504,132*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

88,504,132*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.7%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	5	of	38	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment I, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	6	of	38	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment II, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	7	of	38	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment III, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	8	of	38	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment IV, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	9	of	38	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment V, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	10	of	38	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment VI, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		26,739,427*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

26,739,427*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,739,427*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.9%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	11	of	38	Pages

1.	NAME OF REPORTING PERSON: Time Warner Cable Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		46,404,782*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

46,404,782*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,404,782*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.0%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	12	of	38	Pages

1.	NAME OF REPORTING PERSON: Time Warner Cable LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		46,404,782*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

46,404,782*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,404,782*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.0%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	13	of	38	Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings I LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,261*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,261*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,261*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	14	of	38	Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings II LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,261*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,261*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,261*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	15	of	38	Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,260*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,260*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,260*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	16	of	38	Pages

1.	NAME OF REPORTING PERSON: Bright House Networks, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.4%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	17	of	38	Pages

1.	NAME OF REPORTING PERSON: BHN Spectrum Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.4%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	18	of	38	Pages

1.	NAME OF REPORTING PERSON: Newhouse Broadcasting Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.4%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	19	of	38	Pages

1.	NAME OF REPORTING PERSON: Google Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC***

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		29,411,765

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		29,411,765

WITH	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

29,411,765*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.1%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.
*** Google used working capital as its source of funds to acquire shares of the Issuer in connection with Google’s initial investment and subsequent post-closing adjustment pursuant to the Transaction Agreement described in further detail below. Google did not participate in the Investment Transactions described in further detail below.

CUSIP NO.	18538Q 105	13D	Page	20	of	38	Pages

1.	NAME OF REPORTING PERSON: Eagle River Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Washington

	7.	SOLE VOTING POWER:

NUMBER OF		39,639,803

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		39,639,803

WITH	10.	SHARED DISPOSITIVE POWER:

*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,639,803*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.1%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	21	of	38	Pages

1.	NAME OF REPORTING PERSON: Craig O. McCaw

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7.	SOLE VOTING POWER:

NUMBER OF		41,379,269

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,379,269

WITH	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,379,269*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%*

14.	TYPE OF REPORTING PERSON:

IN
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP NO.	18538Q 105	13D	Page	22	of	38	Pages

1.	NAME OF REPORTING PERSON: CWCI, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Washington

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14.	TYPE OF REPORTING PERSON:

	OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page	23	of	38	Pages
     This Amendment No. 4 (this “Amendment”) amends and supplements the Statement on Schedule 13D which was jointly filed on December 5, 2008, as amended by Amendment No. 1 to the Statement on Schedule 13D which was jointly filed on February 27, 2009, as amended by Amendment No. 2 to the Statement on Schedule 13D which was jointly filed on November 12, 2009 and as amended by Amendment No. 3 to the Statement on Schedule 13D which was jointly filed on December 21, 2009 (the “Schedule 13D”) on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment I, Inc., a Delaware corporation (“Comcast I”), Comcast Wireless Investment II, Inc., a Delaware corporation (“Comcast II”), Comcast Wireless Investment III, Inc., a Delaware corporation (“Comcast III”), Comcast Wireless Investment IV, Inc., a Delaware corporation (“Comcast IV”), Comcast Wireless Investment V, Inc., a Delaware corporation (“Comcast V” and, collectively with Comcast, Comcast I, Comcast II, Comcast III and Comcast IV, the “Comcast Entities”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Time Warner Cable LLC, a Delaware limited liability company (“TWC LLC”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III” and, collectively with TWC, TWC LLC, TWC I and TWC II, the “TWC Entities”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), Google Inc., a Delaware corporation (“Google”), Eagle River Holdings, LLC, a Washington limited liability company (“ERH”), Craig O. McCaw, an individual (“Mr. McCaw”), and CWCI LLC, a Washington limited liability company (“CWCI”, and collectively with ERH and Mr. McCaw, the “ERH Entities”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). We refer to the Sprint Entities, the Comcast Entities, the TWC Entities, the BHN Entities, Google and the ERH Entities collectively as the “Reporting Persons” and to each as a “Reporting Person”. All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Item 5(a), (b) and (c) of the Schedule 13D are hereby replaced in their entirety with the following:
     (a)-(b) As of November 1, 2010 and after giving effect to (i) the Transactions, (ii) the Equityholders’ Agreement, (iii) the post-closing adjustment, (iv) the Investment Transactions (including the Sprint Third Closing Equity Fee) and (v) the Assignment (as defined below), each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

	Class A		Class B
Reporting Person (1):	Common Stock (2)	% of Class A (2)	Common Stock	% of Class B	% Voting
Sprint Entities (3)	531,724,348	68.6%	531,724,348	71.5%	53.9%
Comcast (4)	88,504,132	26.7%	88,504,132	11.9%	9.0%
Comcast I (5)	12,352,941	4.8%	12,352,941	1.7%	1.3%
Comcast II (5)	12,352,941	4.8%	12,352,941	1.7%	1.3%
Comcast III (5)	12,352,941	4.8%	12,352,941	1.7%	1.3%
Comcast IV (5)	12,352,941	4.8%	12,352,941	1.7%	1.3%
Comcast V (5)	12,352,941	4.8%	12,352,941	1.7%	1.3%
Comcast VI (6)	26,739,427	9.9%	26,739,427	3.6%	2.7%
ERH (7)	39,639,803	16.1%	2,728,512	*	3.9%
Google (8)	29,411,765	12.1%	—	—	3.0%
TWC (9)	46,404,782	16.0%	46,404,782	6.2%	4.7%
TWC LLC (9)	46,404,782	16.0%	46,404,782	6.2%	4.7%
TWC I (10)	15,468,261	6.0%	15,468,261	2.1%	1.6%

Page	24	of	38	Pages

	Class A		Class B
Reporting Person (1):	Common Stock (2)	% of Class A (2)	Common Stock	% of Class B	% Voting
TWC II (10)	15,468,261	6.0%	15,468,261	2.1%	1.6%
TWC III (10)	15,468,260	6.0%	15,468,260	2.1%	1.6%
Craig O. McCaw (11)	41,379,269	16.6%	2,728,512	*	3.9%
BHN Entities (12)	8,474,440	3.4%	8,474,440	1.1%	*

*	Less than 1%

(1)	By virtue of the Equityholders’ Agreement entered into at the Closing, each of the Reporting Persons, together with the Intel Entities, Intel Capital, Intel Cayman, and Middlefield, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 531,724,348 shares of Class A Common Stock beneficially owned by the Sprint Entities, 102,404,811 shares of Class A Common Stock beneficially owned by Intel (which includes 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, 93,333 shares of Class A Common Stock issuable on exercise of warrants held by Middlefield, 58,823,530 shares of Class B Common Stock issued to the Intel Entities upon Closing and as adjusted by the post-closing adjustment, 6,531,290 shares of Class B Common Stock issued to the Intel Entities pursuant to the Investment Transactions and 289,992 shares of Class B Common Stock issued to the Intel Entities pursuant to the Investment Transactions at the Third Investment Closing), 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 39,639,803 shares of Class A Common Stock beneficially owned by ERH (which includes 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH), 29,411,765 shares of Class A Common Stock beneficially owned by Google, 46,404,782 shares of Class A Common Stock beneficially owned by the TWC Entities and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities. As described in Item 6 of the Schedule 13D, the Equityholders have entered into the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The persons listed in the table disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by their affiliates).

(2)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of December 6, 2010. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock are based on 243,264,716 shares of Class A Common Stock outstanding on November 1, 2010.

(3)	Consists of 370,000,000 shares of Class B Common Stock issued to Sprint HoldCo upon Closing, 154,732,533 shares of Class B Common Stock issued to Sprint HoldCo pursuant to the Investment Transactions, and 6,991,815 shares of Class B Common Stock issued to Sprint pursuant to the Investment Transactions at the Third Investment Closing (including the Sprint Third Closing Equity Fee). Pursuant to the Investment Agreement, Sprint assigned the right to purchase such equity interests at the Third Investment Closing to Sprint HoldCo.

(4)	Consists of 61,764,705 shares of Class B Common Stock issued to the Comcast Entities upon Closing and as adjusted by the post-closing adjustment, 25,602,657 shares of Class B Common Stock issued to the Comcast Entities pursuant to the Investment Transactions and 1,136,770 shares of Class B Common Stock issued to the Comcast Entities pursuant to the Investment Transactions at the Third Investment Closing. Comcast VI purchased all 25,602,657 shares of Class B Common and 1,136,770 shares of Class B Common Stock issued to the Comcast Entities pursuant to the Investment Transactions and the Third Investment Closing, respectively.

Page	25	of	38	Pages

By virtue of the fact that each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI is a wholly-owned subsidiary of Comcast, Comcast may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI.

(5)	Consists of 12,352,941 shares of Class B Common Stock issued to each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V upon Closing and as adjusted by the post-closing adjustment.

(6)	Consists of 25,602,657 shares of Class B Common Stock issued to Comcast VI pursuant to the Investment Transactions and 1,136,770 shares of Class B Common Stock issued to Comcast VI pursuant to the Investment Transactions at the Third Investment Closing.

(7)	Consists of 35,922,958 shares of Class A Common Stock, 988,333 shares of Class A Common Stock issuable on exercise of warrants, 2,612,516 shares of Class B Common Stock issued to ERH pursuant to the Investment Transactions, and 115,996 shares of Class B Common Stock issued to ERH pursuant to the Investment Transactions at the Third Investment Closing. ERH is controlled by Mr. McCaw. The manager of ERH is Eagle River Inc., an entity controlled by and wholly-owned by Mr. McCaw.

(8)	Consists of 29,411,765 shares of Class A Common Stock issued to Google upon Closing and as adjusted by the post-closing adjustment.

(9)	Consists of 32,352,941 shares of Class B Common Stock issued to the TWC Entities upon Closing, as adjusted by the post-closing adjustment, 13,454,457 shares of Class B Common Stock issued to the TWC Entities pursuant to the Investment Transactions, and 597,384 shares of Class B Common Stock issued to the TWC Entities pursuant to the Investment Transactions at the Third Investment Closing. Pursuant to the Investment Agreement, TWC assigned the right to purchase such equity interests at the Third Investment Closing equally to each of TWC I, TWC II and TWC III. By virtue of the fact that each of TWC I, TWC II and TWC III is a wholly-owned subsidiary of TWC and TWC LLC, TWC and TWC LLC may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of TWC I, TWC II and TWC III.

(10)	Consists of 10,784,314, 10,784,314, and 10,784,313 shares of Class B Common Stock issued to TWC I, TWC II, and TWC III, respectively, upon Closing and as adjusted by the post-closing adjustment, 4,484,819, 4,484,819, and 4,484,819 shares of Class B Common Stock issued to TWC I, TWC II, and TWC III, respectively, pursuant to the Investment Transactions, and 597,384 shares of Class B Common Stock issued to TWC pursuant to the Investment Transactions at the Third Investment Closing. Pursuant to the Investment Agreement, TWC assigned the right to purchase such equity interests at the Third Investment Closing equally to each of TWC I, TWC II and TWC III.

(11)	Consists of options to purchase 1,666,666 shares of Class A Common Stock, 35,922,958 shares of Class A Common Stock issued to ERH, 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH, a restricted stock unit grant of 50,000 shares of Class A Common Stock, which grant expires on January 14, 2012, a restricted stock unit grant of 22,800 shares of Class A Common Stock, which grant expires on March 1, 2011, 2,612,516 shares of Class B Common Stock issued to ERH pursuant to the Investment Transactions, and 115,996 shares of Class B Common Stock issued to ERH pursuant to the Investment Transactions at the Third Investment Closing. Mr. McCaw owns all of the voting membership interests in ERH and also controls and wholly-owns Eagle River Inc., the manager of ERH.

(12)	Consists of 5,882,353 shares of Class B Common Stock issued to BHN Spectrum upon Closing and as adjusted by the post-closing adjustment, 2,481,890 shares of Class B Common Stock issued to BHN Spectrum pursuant to the Investment Transactions and 110,197 shares of Class B Common Stock issued to BHN Spectrum pursuant to the Investment Transactions at the Third Investment Closing. Pursuant to the Investment Agreement, BHN assigned the right to purchase such equity interests at the Third Investment Closing to BHN Spectrum.

Page	26	of	38	Pages
     Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of December 6, 2010.
     In addition to the beneficial ownership of the Reporting Persons described herein, the Intel Entities, Intel Capital, Intel Cayman and Middlefield may be deemed to be members of a “group” under Section 13(d) of the Act with the Reporting Persons by virtue of the Equityholders’ Agreement and are reporting their adjusted ownership separately on an Amendment No. 4 to Statement on Schedule 13D dated on or about December 6, 2010 (the “Intel 13D/A”). The Intel 13D/A reports beneficial ownership of 102,404,811 shares of Class A Common Stock (which consists of 58,823,530 shares of Class B Common Stock issued to the Intel Entities upon Closing and as adjusted by the post-closing adjustment, 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, 93,333 shares of Class A Common Stock issuable on exercise of warrants held by Middlefield, 6,531,290 shares of Class B Common Stock issued to the Intel Entities pursuant to the Investment Transactions and 289,992 shares of Class B Common Stock issued to the Intel Entities pursuant to the Investment Transactions at the Third Investment Closing), representing 33.1% of the Class A Common Stock. For additional information regarding the Intel Entities, Intel Capital, Intel Cayman and Middlefield and their beneficial ownership, see the Intel 13D/A.
     (c) Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendices A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to December 6, 2010.
     (e) On August 18, 2010, Craig McCaw assigned his 0.049769% interest in CWCI (the “Assignment”) to Burtington Resources, Inc., a British Virgin Islands corporation (“Burtington”). As a result of the assignment, Burtington held 100% of the equity interests in CWCI. Mr. McCaw has no affiliation to Burtington, nor does he have the ability to direct the disposition or the voting of the shares held by Burtington. Consequently, following the Assignment, CWCI ceased to be a beneficial owner of more than five percent of the Class A Common Stock and no longer may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement. On September 1, 2010, CWCI was dissolved and all shares of the Issuer held by CWCI were distributed to Burtington.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure under the subheading “Offering of Exchangeable Notes due 2040”:
     Between November 30 and December 1, 2010, in connection with the offering by the Issuer’s operating subsidiary, Clearwire Communications LLC (“Clearwire Communications”), of $650 million aggregate principal amount of 8.25% exchangeable notes due 2040 (the “Offering”), each of the Equityholders and Mr. McCaw entered into a lock-up agreement with respect to the Class A Common Stock (individually, a “Lock-up Agreement” and, collectively, the “Lock-Up Agreements”). The Offering is part of a plan to raise over $1.3 billion through the offering of debt securities in private placement transactions, which was initially announced by the Issuer on December 2, 2010. Each Lock-up Agreement has substantially the same terms as each other Lock-up Agreement and a form of these Lock-up Agreements is filed as Exhibit 99.11 to this Amendment. The Lock-up Agreements provide that each of the Equityholders and Mr. McCaw, during the period beginning on December 2, 2010 and ending on January 31, 2011, will not, subject to certain exceptions, (1) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A

Page	27	of	38	Pages
Common Stock held by such Equityholder or Mr. McCaw on the date of the Lock-up Agreement, or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock.
     Further, pursuant to the terms of the Equityholders’ Agreement, each of the Equityholders has preemptive rights with respect to the proposed issuance and sale of Class A Common Stock and rights to purchase or acquire Class A Common Stock, which would include the exchangeable notes covered by the Offering; however, between November 30 and December 1, 2010, each of the Equityholders (except for Sprint HoldCo) signed a stockholder acknowledgment waiving its preemptive rights with respect to the exchangeable notes covered by the Offering (individually, a “Preemptive Rights Waiver” and, collectively, the “Preemptive Rights Waivers”). Each Preemptive Rights Waiver has substantially the same terms as each other Preemptive Rights Waiver and a form of these Preemptive Rights Waivers is filed as Exhibit 99.12 to this Amendment.
     In addition, Item 6 of the Schedule 13D is amended and supplemented by replacing the last paragraph with the following:
     The foregoing summaries of certain provisions of the Equityholders’ Agreement, the Strategic Investor Agreement, the Registration Rights Agreement, the Operating Agreement, the Waiver, the Lock-up Agreements and the Preemptive Rights Waivers are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibit 99.3, 99.4, 99.5, 99.6, 99.10, 99.11 and 99.12, respectively, hereto and each is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
99.11	Form of Lock-up Agreement

99.12	Form of Preemptive Rights Waiver

Page	28	of	38	Pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 6, 2010

Sprint Nextel Corporation
By	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Sprint HoldCo, LLC
By	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Comcast Corporation
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment I, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment II, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment III, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Page	29	of	38	Pages

Comcast Wireless Investment IV, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment V, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment VI, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Time Warner Cable Inc.
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

Time Warner Cable LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

TWC Wireless Holdings I LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

TWC Wireless Holdings II LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

TWC Wireless Holdings III LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	SVP Investments

Bright House Networks, LLC
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

Page	30	of	38	Pages

BHN Spectrum Investments, LLC
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

Newhouse Broadcasting Corporation
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	President

Google Inc.
By	/s/ Kent Walker
	Name:	Kent Walker
	Title:	General Counsel, Vice President and Assistant Secretary

Eagle River Holdings, LLC
By	/s/ Amit Mehta
	Name:	Amit Mehta
	Title:	VP

Craig O. McCaw
By	/s/ Craig O. McCaw
	Name:	Craig O. McCaw

Page	31	of	38	Pages
Appendix A-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
SPRINT
Appendix A-1 of the Schedule 13D is hereby amended by deleting in its entirety the row for Daniel H. Schulman set forth below:

Daniel H. Schulman Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President, Prepaid of Sprint Nextel Corporation
Appendix A-1 of the Schedule 13D is hereby amended by adding the following row for Matthew Carter set forth below:

Matthew Carter Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President, 4G and Wholesale
Appendix A-1 of the Schedule 13D is hereby amended by replacing in its entirety the following Present Principal Occupation for Robert Johnson “Chief Service Officer of Sprint Nextel Corporation” with “President, CDMA Business Unit of Sprint Nextel Corporation” and the following Present Principal Occupation for Danny L. Bowman “President, iDEN Business Unit of Sprint Nextel Corporation” with “President, Integrated Solutions Group of Sprint Nextel Corporation.”

Page	32	of	38	Pages
Appendix C-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC
Appendix C-1 of the Schedule 13D is hereby amended by replacing in its entirety the following Present Principal Occupation for Gail G. MacKinnon “Executive Vice President and Chief Government Relations Officer of TWC” with “Executive Vice President and Chief Government Affairs Officer of TWC” and the following in Name and Business Address for Gail G. MacKinnon “901 E St. NW” with “901 F St. NW.”

Page	33	of	38	Pages
Appendix C-2
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC LLC
Appendix C-2 of the Schedule 13D is hereby amended by replacing in its entirety the following Present Principal Occupation for Gail G. MacKinnon “Executive Vice President and Chief Government Relations Officer” with “Executive Vice President and Chief Government Affairs Officer” and the following in Name and Business Address for Gail G. MacKinnon “901 E St. NW” with “901 F St. NW.”

Page	34	of	38	Pages
Appendix C-3
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC I
Appendix C-3 of the Schedule 13D is hereby amended by replacing in its entirety the following Present Principal Occupation for Carl U. J. Rossetti “Executive Vice President, Corporate Development” with “Executive Vice President.”

Page	35	of	38	Pages
Appendix C-4
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC II
Appendix C-4 of the Schedule 13D is hereby amended by replacing in its entirety the following Present Principal Occupation for Carl U. J. Rossetti “Executive Vice President, Corporate Development” with “Executive Vice President.”

Page	36	of	38	Pages
Appendix C-5
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC III
Appendix C-5 of the Schedule 13D is hereby amended by replacing in its entirety the following Present Principal Occupation for Carl U. J. Rossetti “Executive Vice President, Corporate Development” with “Executive Vice President.”

Page	37	of	38	Pages
EXHIBIT INDEX

Exhibit	Description

99.1	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.2	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.3	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.4	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC*

99.5	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.6	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.7	Joint Filing Agreement, dated as of November 28, 2008, among the Reporting Persons and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield*

Page	38	of	38	Pages

Exhibit	Description

99.8	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.9	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Communication, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC*

99.10	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation*

99.11	Form of Lock-up Agreement

99.12	Form of Preemptive Rights Waiver

*	Previously filed.